October 16, 2024

Zhen Qin
Chief Executive Officer
Linkhome Holdings Inc.
2 Executive Circle, Suite 100
Irvine, CA 92614

        Re: Linkhome Holdings Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed October 1, 2024
            File No. 333-280379
Dear Zhen Qin:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No.3 to Registration Statement on Form S-1
Item 16. Exhibits and Financial Statement Schedules, page II-3

1. We note your disclosure on page F-19 that the company entered into a stock subscription agreement with one of the existing shareholders.
Please describe
       these transactions, as required by Item 404(d)(1) of Regulation S-K or advise. Also file these agreements as exhibits. See Item 601(b)(10) of Regulation
S-K.
General

2.     Please file your final signed legal opinion as Exhibit 5.1.
 October 16, 2024
Page 2

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael J. Blankenship